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Filo de Oro drilling returned 130m of 0.34g/t Au including 68.8m of 0.51 g/t Au

Highlights

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LH-19 (entire drill hole mineralized- ending in mineralization) has 130m of 0.34 g/t Au in Filo de Oro zone-mineralization is open to depth in all directions.

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LH-06C, starting at surface, averages 47.6m of 1.61 g/t Au & 13 g/t Ag including 17.5m of 2.12 g/t Au & 20 g/t Ag with a high grade section 2.85m of 4.58 g/t Au & 31g/t Ag.

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LH-06A starting at surface averages 28.3m of 0.89 g/t Au & 17 g/t Ag.

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Drill Hole LH-10 from surface averages 22.6m of 0.32 g/t Au & 9 g/t Ag.

Vancouver, Canada, October 18, 2010 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release

Golden Goliath is pleased to announce that the Company has completed 23 drill holes on its Las Bolas - Los Hilos Property.  The 4,000 metre program started in July with surface diamond drilling in the Los Hilos area. To date, twenty three of the twenty four holes planned for the Los Hilos area have been completed. Drilling in the Las Bolas area will commence upon completion for the Los Hilos drilling with an additional 8 to 10 holes. The drilling program is designed to accomplish several objectives; to increase the existing inferred resource, to substantiate the previously estimated potential target of the 12 known vein systems in the western portion of the property, evaluate at depth the rapidly developing open pit potential of the Filo de Oro trend and target the high grade veins within the Filo de Oro trend.

Bulk Tonnage Gold Target:

Filo de Oro North Zone (a new discovery)

The ongoing drilling has confirmed that mineralization is present in both disseminated and high-grade-veins. The first-ever hole drilled in Filo de Oro North area to test for a low-grade gold bulk-disseminated target extension to the north and drill test the mineralized northwesterly structure, has intercepted mineralization from the surface with high-grade feeder veins below. Drilling to date has discovered wide spread disseminated gold mineralization over a 1360m area extending both to the north and south of the Los Hilos tunnel. Filo de Oro North zone is about 700m to the north of the Los Hilos tunnel. The Company has drilled an additional hole to test the down dip extension of the LH-10 mineralized zones which confirmed that mineralization extends down-dip. The Company is planning to return to this area with additional drilling.

LH-10 was the fist-ever hole drilled in this zone, some 700m north of the Los Hilos tunnel. The hole returned, starting at surface, 22.6m of 0.32g/t Au & 9 g/t Ag; follow up drill hole, LH-24 testing the down-dip extension returned higher grades than LH-10, indicating the grade is increasing at depth. LH-24, starting at surface, returned 14.15m 0.83 g/t Au & 21 g/t Ag.

Filo de Oro Central Zone (Los Hilos Tunnel Area)

LH-04, LH-05, LH06, LH-06A, LH-06C & LH-19 were drilled around the Los Hilos tunnel area at various elevations to test for the high grade veins and as well as test the overlying low grade bulk disseminated gold target. The drilling has been successful in drilling both of the aforementioned targets. LH-04 was drilled to test the overlying felsic rock as a bulk disseminated target.  The 159m hole averaged 0.18 g/t Au ending in mineralization. LH-05 drilled further to the east and higher up returned 12.7m of 0.28 g/t Au. It is important to note that the drill hole ended in a high grade zone where the last sample returned 1.29 g/t Au and 91.3 g/t Ag over 0.55m. LH-06 returned, starting at surface, 36m of 0.41 g/t gold and 4 g/t Ag. LH-06A returned 28.3m of 0.89 g/t Au and 16 g/t Ag , starting at surface; and LH-06C returned 47.6m of 1.61 g/t Au and 13 g/t Ag, also starting at surface. LH-19 was also designed to test for a bulk-tonnage target.  It has retuned a wider zone of 0.34 g/t Au and 3 g/t Ag over 130m, the entire length of the drill hole, ending in mineralization. LH-19 had a higher grade cap of 0.88 g/t Au and 8 g/t Ag over 24.95m, starting at surface.

Previous drilling in this area has indicated similar grade, e.g. LH-21, previously reported, 151m length of 0.25 g/t gold, the entire drill hole being mineralized top to bottom.

Filo de Oro South Zone (Los Hilos Tunnel Area)

The Company returned to this area following LH-18, a new discovery hole with wide mineralized zones related to intrusions indicating possible large tonnage potential. This area is about 650m south of the Los Hilos tunnel area. Two drill holes LH-25 and LH-26 have been completed and the results are pending.

High Grade Veins:

Los Hilos Veins & Overlying disseminated mineralization:

LH-06, LH-06A, LH-06C were drilled to test the down-dip extension of the high grade gold and silver veins sampled in the Los Hilos Tunnel area. LH-06 intersected a high grade vein of 5.9m grading 2.1 g/t Au and 18 g/t Ag in a wider zone of 17.55m grading 1.06 g/t gold and 9 g/t silver, some 48m blow the Los Hilos tunnel. The Last 18.5m of the LH-06 are in the lab and visually resembles the continuation of the latter mineralized zone.  LH-06A intersected three higher grade veins as follow: 6.3m of 1.93 g/t Au and 9 g/t Ag silver; 8.55m of 1.21 g/t Au and 7 g/t Ag; and 1.80m of 2.20 g/t Au and 9 g/t Ag.  LH-06C was drilled to test the northwesterly structures within the Los Hilos vein system. The drill hole drilled a wider zone of gold mineralization at the top of the drill hole returning 47.6m of 1.61 g/t Au and 13 g/t Ag. Within this wider zone there are high grade zones such as 17.5m of 2.12 g/t and 20 g/t Ag, 2.85m of 4.58 g/t Au and 31 g/t Ag.

LH-06A and LH-06C were step outs of about 75m to the east along strike of drill hole LH-02 that returned 0.11 g/t Au and 138 g/t Ag over 16.35m and 0.12 g/t Au and 343 g/t Ag over 4m. Another drill hole LH-03, targeting high grade veins close to LH-02, returned 485 g/t Ag over 3.5m.

LH-06A and LH-06C clearly demonstrate that the high grade mineralized veins are continuous along strike and down dip overlain by bulk-tonnage gold grade. Further drilling is warranted along strike and down dip of these veins to realize the potential resources hosted in these veins.

Geology & Mineralization

The geological model of disseminated gold, hosted in felsic rocks, sitting on top of higher grade veins, hosted in mafic rocks, is true. The current drilling has proven that the disseminated gold mineralization on top with high grade silver veins deeper below exists over a wide area.  Mineralization is also hosted in brecciated, porphyritic intrusive rocks, which indicates potential for a porphyry gold deposit.

Based on the Company's work, Filo de Oro has two components. A large, near surface zone from 200 to 440 metres in width and approximately 230 metres thick, overlies near-vertical high-grade-vein feeder zones that are beneath and cut through the surface zone. The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends. These three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings which were the focus of the NI 43-101 report completed last fall.

LOS HILOS DRILLING SUMMARY:

A summary in table form follows:

The Company has drilled a total of 23 drill holes totaling 3,314 m to-date on the Los Hilos Property, out of which the Company has released 17 drill holes including this news release.

Please refer to the following tables for the assays of the new drill holes.

Drill	From (metre)	To (metre)	Width (metre)	Target	Comment
LH-04	0	159m	159m	Pozo de Oro	0.18 g/t Au over 159m.
					The Entire Drill Hole is mineralized.
					The drill hole ended in mineralization.
Including
LH-04	147	148.6	1.6m	Pozo de Oro	0.52 g/t Ag , 91.3 g/t Au over 1.6m
					The drill hole ended in mineralization
Drill	From (metre)	To (metre)	Width (metre)	Target	Comment
LH-05	4.95	20	15.05m	Pozo de Maganeso	0.31 g/t Au over 15.05m
LH-05	107.3	120	12.7m	Pozo de Maganeso	0.28 g/t Au over 12.7m
					The drill hole ended in mineralization
LH-05	134.9	151	16.1m	Pozo de Maganeso	0.21 g/t Au over 16.1m
					The Last sample being 1.29 g/t Au & 91.3 g/t Ag over 0.55m
					The drill hole ended in mineralization

LH-06	0	36	36	Los-Hilos Structure	0.41 g/t Au, 4 g/t Ag over 36m
LH-06	163.95	181.5	17.55		1.06 g/t Au, 9 g/t Ag over 17.55m

LH-06A	0	28.3	28.3		0.89 g/t Au, 16 g/t Ag over 28.3m
Including
LH-06A	22	28.3	6.3		1.93 g/t Au & 9 g/t Ag over 6.3m
Including
LH-06A	22	24.6	2.6	Los-Hilos Structure	2.41 g/t Au & 10 g/t Ag over 2.6m
LH-06A	32.8	41.35	8.55		1.21 g/t Au & 7 g/t Ag over 8.55m
LH-06A	35.5	37.2	1.7		2.59 g/t Au 17 g/t Ag over 1.7m
LH-06A	38.8	40.6	1.8		2.20 g/t Au & 9 g/t Ag over 1.8m

LH-06C	0	47.6	47.6		1.61 g/t Au, 13 g/t Ag over 47.6m
Including
LH-06C	0	6.4	6.4		1.92 g/t Au & 12 g/t Ag over 6.4m
Including
LH-06C	11	17.9	6.9		1.42 g/t Au & 10 g/t Ag over 6.9m
Including
LH-06C	26.6	44.1	17.5		2.12 g/t Au & 20 g/t Ag over 17.5m
Including
LH-06C	41.25	44.1	2.85	Los-Hilos Structure	4.58 g/t Au & 31 g/t Ag over 2.85m
LH-06C	64.6	79.4	14.8		0.52 g/t Au & 2 g/t Ag over 14.8m

LH-10	0	22.6	22.6m	Filo-de-Oro North	DISCOVERY HOLE
					0.32 g/t Au, 9 g/t Ag 22.6m
LH-10	38.15	40.65	2.50m	Filo-de-Oro North	DISCOVERY HOLE
					1.39 g/t Au,26 g/t Ag 2.5m
LH-10	52.6	55.4	2.80m	Filo-de-Oro North	1.02 g/t Au,26 g/t Ag 2.80m

LH-19	0	130	130m	Los-Hilos structures	0.34 g/t Au & 3 g/t Ag over 130m
					The Entire Drill Hole is mineralized.
Including
LH-19	0	68.8m	68.8m	Los-Hilos structures	0.51 g/t Au & 4 g/t Ag over 68.8m
					The Entire Drill Hole is mineralized.
Drill	From (metre)	To (metre)	Width (metre)	Target	Comment
LH-24	0	14.15	14.15	Filo-de-Oro North	0.83 g/t Au & 21 g/t Ag DISCOVERY HOLE- FOLLOW UP
Including
LH-24	4	7.9	3.9	Filo-de-Oro North	1.24 g/t Au & 36 g/t Ag
	50.8	54	3.2		0.76 g/t Au & 21 g/t Ag
	70.7	75.35	4.65		0.69 g/t Au & 15 g/t Ag

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604) 682-2950    Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

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